8-44856

AB 3/3

SEC Mail Processing Section

FEB 29 2008

Washington, DC 104

08026449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

NAME OF BROKER-DEALER: Barrett & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

(City)	(State)	(Zip Code)
Providence	**RI**	**02903**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name)*

(Address)	(City)	(State)	(Zip Code)
40 Westminster Street	**Providence**	**RI**	**02903**

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/11/08

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wilson G. Saville

Signature

Title Man. Dir.

Notary Public
My Commission expires 6-26-09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS	2007	2006
Cash	$ 112,890	$ 135,542
Receivables from clearing organizations	64,431	108,980
Securities owned, at market value	118,128	50,251
Memberships in exchanges, at cost	350	350
Furniture and office equipment, at cost, less accumulated depreciation of $132,817 and $183,439 at December 31, 2007 and 2006, respectively	60,781	46,238
Other assets	102	4
	$ 356,682	$ 341,365

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 18,715	$ 9,292
Accounts payable and accrued expenses	66,365	56,159
	85,080	65,451
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 244 shares outstanding at December 31, 2007 and 2006	275,000	275,000
Additional paid-in capital	278,386	278,386
Retained deficit	(253,374)	(249,062)
	300,012	304,324
Less cost of treasury stock, 25 shares	(28,410)	(28,410)
	271,602	275,914
	$ 356,682	$ 341,365

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ 1,496,356	$ 1,818,361
Gain on firm's securities trading accounts	5,742,481	1,749,849
Profits from underwriting and selling groups	83,892	13,695
Margin interest	93,140	127,774
Other revenue	233,329	162,458
	7,649,198	3,872,137
EXPENSES		
Stockholder officers' compensation and benefits	2,020,517	580,704
Employee compensation and benefits	4,636,270	2,325,801
Commissions and floor brokerage	-	10,881
Clearance charges paid to nonbrokers	281,902	280,390
Communications	190,527	195,872
Occupancy and equipment costs	189,668	193,183
Nonrecurring charges	-	9,000
Regulatory fees and expenses	23,004	24,734
Taxes, other than income taxes	177,888	118,042
Other operating expenses	133,734	134,892
	7,653,510	3,873,499
NET LOSS	$ (4,312)	$ (1,362)

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained (Deficit)	Total Stockholders' Equity
Balances at January 1, 2007	244	$ 275,000	$ 278,386	$ (28,410)	$ (249,062)	$ 275,914
Net loss	-	-	-	-	(4,312)	(4,312)
Balances at December 31, 2007	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,374)	$ 271,602
Balances at January 1, 2006	269	$ 275,000	$ 278,386	$ -	$ (247,700)	$ 305,686
Net loss	-	-	-	-	(1,362)	(1,362)
Purchase of treasury shares	(25)	-	-	(28,410)	-	(28,410)
Balances at December 31, 2006	244	$ 275,000	$ 278,386	$ (28,410)	$ (249,062)	$ 275,914

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,312)	$ (1,362)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	12,810	14,465
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	44,549	(26,174)
Securities owned, at market value	(67,877)	7,926
Securities owned, not readily marketable, at estimated fair value	-	3,300
Other assets	(98)	2,429
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	9,423	261
Accounts payable and accrued expenses	10,206	(5,414)
Net cash provided by (used in) operating activities	4,701	(4,569)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	(27,353)	-
Net cash used in investing activity	(27,353)	-
CASH FLOWS FROM FINANCING ACTIVITY		
Purchase of 25 shares of common stock for the treasury	-	(28,410)
Net cash used in financing activity	-	(28,410)
Net decrease in cash	(22,652)	(32,979)
CASH		
Beginning	135,542	168,521
Ending	$ 112,890	$ 135,542

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY

Disposed of fully depreciated furniture and office equipment with a cost of $63,659

See Notes to Financial Statements

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

<u>Income recognition</u>: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

<u>Marketable investment securities</u>: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

<u>Income taxes</u>: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

<u>Property, equipment and depreciation</u>: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2007 were $12,810 and $132,817, respectively, and for the year ended December 31, 2006, $14,465 and $183,439, respectively.

<u>Use of estimates</u>: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. <u>CASH</u>

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2007 exceeded the insurance limits by approximately $134,000.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4. OPERATING LEASES

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements. The Providence office space is leased from a related party (See Note 8). The various leases expire through June 2012. Total lease expense for the years ended December 31, 2007 and 2006 was $130,579 and $129,777, respectively.

At December 31, 2007, future minimum lease payments for the office space and equipment were as follows:

Years ending December 31		
2008	$	133,362
2009		133,362
2010		132,445
2011		32,354
2012		6,606
	$	438,129

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of approximately $197,650 and $100,000 respectively. At December 31, 2006, the Company had net capital and net capital requirements of approximately $210,185 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2007 and 2006 were .34 to 1 and .27 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2007 and 2006.

Note 8. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by the stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February, 2010. Rent expense related to the lease amounted to $108,000 for the years ended December 31, 2007 and 2006.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 9. PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
AGGREGATE INDEBTEDNESS		
Other accrued expenses	$ 66,365	$ 56,159
Total aggregate indebtedness	$ 66,365	$ 56,159
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 271,602	$ 275,914
Deductions:		
Non-allowable receivables	-	13,695
Exchange memberships	350	350
Furniture and office equipment, net of accumulated depreciation	60,781	46,238
Other assets	102	4
Haircuts on securities owned	12,718	5,442
Net capital	197,651	210,185
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 97,651	$ 110,185
Ratio of aggregate indebtedness to net capital	0.34 to 1	0.27 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2007 and 2006

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2007 and 2006

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

TO THE BOARD OF DIRECTORS

BARRETT & CO.

DECEMBER 31, 2007

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audit of the financial statements of Barrett & Company (the Company) as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than theses specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 18, 2008

END